Exhibit 99.1

INSIDER TRADING POLICY

1.	CONFIDENTIALITY OF INSIDE INFORMATION

1.1 Directors, officers, employees and consultants (“Company Personnel”) of Propanc Health Group Corporation (the “Company”), who come into possession of material non- public information concerning the Company must safeguard the information and not intentionally or inadvertently communicate it to any person (including family members and friends) unless the person has a need to know the information for legitimate, Company-related reasons. This duty of confidentiality is important both as to the Company’s competitive position and with respect to the securities laws applicable to the Company as a public company.

1.2 Consistent with the foregoing, all Company Personnel should be discreet with inside information and not discuss it in public places where it can be overheard such as elevators, restaurants, taxis and airplanes. Such information should be divulged only to persons having a need to know it in order to carry out their job responsibilities. To avoid even the appearance of impropriety, Company Personnel should refrain from providing advice or making recommendations regarding the purchase or sale of the Company’s securities.

2.	TRADING ON INSIDE INFORMATION

2.1	Prohibition of Insider Trading

If a director, officer, employee or consultant has material non-public information relating to the Company, it is our policy that neither that person nor any related person may buy or sell securities of the Company or engage in any other action to take advantage of, or pass on to others, that information. This policy also applies to information relating to any other company, including our customers or suppliers, obtained in the course of employment.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

Twenty-Twenty Hindsight. If your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight.

Transactions By Family Members. The very same restrictions that apply to you also apply to your immediate family members and others living in your household. Employees are expected to be responsible for the compliance of their immediate family and personal household.

Tipping Information to Others. Whether the information is proprietary information about our Company or information that could have an impact on our stock price, Company Personnel must not pass the information on to others. Insider trading penalties apply to a tipper, whether or not such individual derives any benefit from another’s actions.

2.2	Definition of Material Non-Public Information

Definition. Material non-public information is any information which has not been publicly disseminated that a reasonable investor would consider important in a decision to buy, hold or sell stock. In short, material non-public information is any information which, if publicly disclosed, could reasonably affect the price of the stock.

Examples. Common examples of information that will frequently be regarded as material are: projections of future earnings or losses; current financial performance; news of a pending or proposed merger, acquisition or tender offer; news of a significant sale of assets or the disposition of a subsidiary; significant product development; changes in divided policies or the declaration of a stock split or the offering of additional securities; changes in management; significant new products; impending bankruptcy or financial liquidity problems; and the gain or loss of a substantial customer or supplier. Either positive or negative information may be material.

2.3	The Consequences of Violations

The consequences of insider trading violations can be staggering.

For individuals who trade on inside information (or tip information to others):

-	A civil penalty of up to three times the profit gained or loss avoided;

-	A criminal fine (no matter how small the profit) of up to $5 million; and

-	A jail term of up to twenty years.

For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:

-	A civil penalty not exceeding the greater of $1 million or three times the amount of the profit gained or loss avoided as a result of a violation; and

-	A criminal penalty of up to $25 million.

Moreover, if an employee violates the Company’s insider trading policy, Company imposed sanctions, including dismissal for cause, could result from failing to comply with the Company’s policy or procedures. Needless to say, any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.

2.4	When Information Is Public

It is also improper for an officer, director, employee or consultant to enter a trade immediately after the Company has made a public announcement of material information, including earnings releases. Because the Company’s stockholders and the investigating public should be afforded the time to receive the information and act upon it, as a general guide such an individual should not engage in any transactions until the third business day after the information has been publicly released.

2.5	Additional Prohibited Transactions

Because the Company believes it is improper and inappropriate for any Company Personnel to engage in short-term or speculative transactions involving Company stock, it is the Company’s policy that Company Personnel should not engage in any of the following activities with respect to securities of the Company:

(1) Trading in securities on a short-term basis. Any Company stock purchased in the open market must be held for a minimum of six months and ideally longer. (Note that the SEC’s short-swing profit rule already prevents certain officers and directors from selling any Company stock within six months of a purchase. We are simply expanding this rule to all employees.)

(2) Purchase of Company stock on margin.

(3) Short sales.

2.6	Company Assistance

Any person who has any questions about specific transactions may obtain additional guidance from the Chief Financial Officer’s office. However, the ultimate responsibility for adhering to the Policy Statement and avoiding improper transactions rests with the individual.

2.7	Pre-Clearance Of All Trades By Directors, Officers, And Other Key Personnel; Blackout Period

To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where an officer engages in a trade while unaware of a pending major development), the Company is implementing the following procedures and restrictions:

(1) All transactions in Company securities (acquisitions, dispositions, transfers, etc.) By directors, officers, managers and all accounting and administrative personnel, must be pre- cleared by the office of the Chief Financial Officer. The subject individuals should contact the Chief Financial Officer in advance. This requirement does not apply to stock option exercises, but would cover market sales of option stock.

(2) Such persons are required not to make trades in Company securities in the period commencing 15 days prior to the end of each quarter and ending on the third business day after results for the quarter are publicly released (the “Blackout Period”). The Company may notify such persons of other Blackout Periods when necessary.

2.8	Certifications

Employees will be required to certify their understanding of and intent to comply with this Policy Statement. Officers, directors and other key employees may be required to certify compliance on an annual basis.

2.9	Prohibitions of Officers Directors and 5% Stockholders

Officers Directors and holders of 5% or more of the Company’s securities (“Insiders”) have a special fiduciary responsibility to other holders of the Company’s securities who cannot exert influence over the day to day operations of the Company. Therefore, persons or entities that fall within one of these categories should refrain from certain activity and adhere to certain procedures so as to avoid any appearance of impropriety. Specifically:

(1) Insiders must not accept remuneration or other consideration from third parties for activities and accomplishments done or achieved for the benefit of the Company. In other words, Insiders cannot enrich themselves at the expense of the Company or receive “kickbacks” from third parties for activities undertaken for the benefit of the Company.

(2) In an instance where an Insider enters into a transaction with the Company (i.e., if the Insider owns property that the Company leases or lends or borrows money from the Company) such transaction must be made on commercially reasonable terms and must be approved by a majority of the disinterested board of directors.

(3) If an insider is to receive special compensation from the Company for a particular accomplishment, such compensation must first be approved by the compensation committee who must immediately inform the full board of directors of the terms. The disinterested board members must ratify any such special compensation package.

UNANIMOUS WRITTEN CONSENT OF THE BOARD OF DIRECTORS OF

PROPANC HEALTH GROUP CORPORATION

The undersigned, being all of the Directors of PROPANC HEALTH GROUP CORPORATION (the “Corporation”), pursuant to Section 141 of the General Corporation Law of the State of Delaware, do hereby consent to the adoption of, and hereby approve and adopt, the following resolutions, effective as of 14th February 2013 :

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors hereby approves the “Statement of Company Policy and Policy Regarding Confidentiality and Securities Trades by Company Personnel” (the “Policy”) by unanimous written consent without a meeting, which resolutions shall be valid and effective Policy in the form attached hereto.

RESOLVED FURTHER, that this Written Consent may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Written Consent as of the date first written above.

RESTRICTIONS ON

SHORT SWING TRANSACTIONS

1.	Applicability - Directors, Certain Officers And 10% Plus Stockholders

Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”) applies to directors and certain officers of the Company and to any person owning more than 10% of any registered class of the Company’s equity securities (collectively referred to below as “insiders”). The officers subject to Section 16 include the president, the chief financial officer, the controller, any vice president in charge of a principal business unit, division or function, any other officer who performs a significant policy-making function and any other person who performs similar policy-making functions for the Company. The purpose of Section 16 is to prevent insiders from misusing confidential information about their companies for personal trading gain. The general effect of Section 16 is to restrict the trading activities of insiders with respect to the securities of their companies by requiring public disclosure under Section 16(a) of their trades, permitting the recovery under Section 16(b) of any profits realized by them on purchase and sale transactions occurring within a period of less than six months, and prohibiting them under Section 16(c) from engaging in short sales.

2.	RECOVERY OF SHORT-SWING PROFITS

2.1	Application of Section 16(b)

General Rule.Under Section 16(b), any profit realized by an insider on a “short- swing” transaction (i.e., a purchase and sale, or sale under and purchase, of the Company’s equity securities within a period of less than six months) must be disgorged to the Company upon demand by the Company or a stockholder acting on its behalf. By law, the Company cannot waive or release any claim it may have under Section 16(b), or enter into an enforceable agreement to provide indemnification for accounts recovered under the section.

Strict Liability Provisions. Liability under Section 16(b) is imposed in a mechanical fashion without regard to whether the insider intended to violate the section. Good faith, therefore, is not a defense. All that is necessary for a successful claim is to show that the insider realized profits on a short-swing transaction. When computing recoverable profits on multiple purchases and sales within a six month period, the courts maximize the recovery by matching the lowest purchase price with the highest sales price, the next lowest purchase price with the next highest sales price, and so on. The use of this method makes it possible for an insider to sustain a net loss on a series of transactions while having recoverable profits. The order of the transactions is also disregarded in applying Section 16(b).

Definition of Terms. The terms “purchase” and “sale” are construed under Section 16(b) to cover a broad range of transactions, including acquisitions and dispositions in tender offers and certain corporate reorganizations. Moreover, purchases and sales by an insider may be matched with transactions by another person in whose securities the insider is deemed to have a “pecuniary interest”. A pecuniary interest exists when an insider has the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction. An indirect pecuniary interest may include (although is not limited to) an interest in securities held by: (i) members of a person’s immediate family sharing the same household (broadly defined to include multiple generations, in-laws and siblings); (ii) partnerships where the insider is a general partner; and (iii) trusts of which the insider is a trustee, trustor or beneficiary.

Derivative Securities For purposes of Section 16(b), ownership of a derivative security (which includes options, warrants and convertible securities) is deemed to be ownership of the related or underlying equity security. Therefore, the purchase or sale of a derivative security can be matched against the purchase or sale of the underlying equity security (e.g., common stock in the case of a stock option), as well as the purchase or sale of the derivative security itself, or vice versa.

2.2	Pre-Clearance

Attached is a checklist which should be helpful in considering the applicability of Section 16(b) to basic transactions in the Company’s securities by an insider. Insiders are reminded that the Company’s Policy re Confidentiality and Securities Trades by Company Personnel requires that all such transactions be pre-cleared by the Chief Financial Officer’s office.

3.	PROHIBITION OF SHORT SALES

Under Section 16(c) of the Exchange Act, insiders are prohibited from effecting “short sales” of the Company’s equity securities. A “short sale” is one involving securities which the seller does not own at the time of sale, or, if owned, are not delivered within 20 days after the sale or deposited in the mail or other usual channels of transportation within five days after the sale.

4.	DISCLOSURE REQUIREMENTS

4.1	Reports

Under Section 16(a) of the Exchange Act, the Company’s insiders must file with the SEC public reports disclosing their holdings of, and transactions in, the Company’s equity securities.

Form 3. Form 3, which is filed when a person first becomes an insider subject to Section 16, discloses all Company securities beneficially owned by the insider at that time and must be filed (received by) the SEC within ten calendar days of assuming the position.

Form 4. A Form 4 must be filed whenever there is any change in beneficial ownership of the Company’s equity securities. Reporting of certain transactions which are exempt under Rule 16b-3, like the granting of stock options, may be deferred until end-of-the-year reporting on Form 5 (see below). Such transactions may, however, be voluntarily reported on Form 4. Exercises or conversions of derivative securities, like warrants or options to purchase or sell securities, whether or not exempt from Section 16(b), must be reported on Form 4. Form 4 must be filed by the end of the second business day after the transaction. In addition, officers and directors (but not ten percent owners) must report any changes which occur within six months prior to their becoming an insider or within six months after they are no longer insiders, if the change takes place within six months of any transaction (whether or not matching) while an insider.

Form 5. Form 5 must be filed each year (within forty-five days after the end of the Company’s fiscal year, August 14) by insiders to report any exempt transactions, including employee stock plan acquisitions during the year, and any failures to file previously due reports. At year-end, officers and directors who have no Form 5 items to report will be required to provide the Company with a written representation that no Form 5 is due (i.e., that there are no unreported transactions).

4.2	Disclaimer of Beneficial Ownership

Section 16(a)’s reporting requirements, as with Section 16(b)’s restrictions on short-swing transactions, apply to all securities of the Company in which the insider has a direct or indirect pecuniary interest. For purposes of Section 16(a), an insider is deemed to be the beneficial owner of all securities in which he or she has such an interest. Please be aware, however, that an insider is free to disclaim beneficial ownership of any securities being reported if he or she believes he or she has a reasonable basis for doing so.

4.3	Consequences of Failure to Comply With Section 16(a)

It is important that insiders prepare their reports under Section 16(a) properly and file them on a timely basis. There is no provision for an extension of the filing deadlines, and the SEC can take enforcement action against insiders who do not comply fully with the filing requirements. The consequences of a late filing or a failure to file are significant:

Public embarrassment to the individual and the Company from the required disclosures of non-filing or late filing in the Company’s proxy statement and annual report on Form 10-KSB; and possible fines of up to $100,000 per day for violation of a cease-and-desist order by an insider (and up to $500,000 for violations by companies) under the Securities Enforcement Remedies Act.

4.4	Filing Responsibilities

The filing of Forms 3, 4 and 5 is the sole responsibility of the insider. However, the Company will assist all directors and officers with the completion and filing of the required Forms. Such assistance is available through the Chief Financial Officer’s office.

Since the laws relating to the purchase and sale of stock are complex, you should consult with your counsel and tax adviser with respect to all such transactions. This memorandum is intended to provide general information to assist in this process and to describe Company policies with respect to these transactions. However, the memorandum cannot deal adequately with all of the specifics of the applicable rules and regulations. It is your responsibility to obtain adequate independent advice prior to engaging in these transactions.

SHORT-SWING PROFIT RULE 16(B) CHECKLIST

Note: ANY combination of non-exempt PURCHASE AND SALE OR SALE AND PURCHASE within six months of each other results in a violation of 16(b) and the “profit” must be recovered by the Company. It makes no difference how long the shares being sold have been held - or that one of the two matching transactions occurs after you are no longer a Section 16 insider or before the Company went public. And, the highest priced sale will be matched with the lowest priced purchase without regard to the order in which they occurred.

SALES

If a sale is to be made by an officer, director or 10% stockholder (or any member of his immediate family):

1. Have there been any purchases by the insider (or family members) within the past six months?

2. Are any purchases anticipated or required within the next six months?

3. Has the person responsible for preparing the Form 4 been advised?

Note: If an affiliate, has a Form 144 been prepared and has the broker been reminded to sell pursuant to Rule 144?

PURCHASES

If a purchase is to be made:

1. Have there been any sales by the insider (or family members) within the past six months?

2. Are any sales anticipated or required within the next six months (such as tax-related or year-end transactions)? Note, even though an option exercise is not considered a purchase, a sale of option stock is still matchable against other purchases within six months before or after the sale.

3. Has the person responsible for preparing the Form 4 been advised?

Note: Before proceeding with a purchase or sale, consider whether you are aware of material inside information which could affect the price of stock (see next page).

INSIDER TRADING REMINDERS

Before engaging in any transaction in Company stock, please read the following:

Both the federal securities laws and the Company’s insider trading policy prohibit transactions in Company stock at a time when you may be in possession of material information about the Company which has not been publicly disclosed. This also applies to members of your household as well as all others whose transactions may be attributable to you.

Material information, in short, is any information which could affect the stock price. Either positive or negative information may be material. Once a public announcement of material non-public information has been made, you should wait until the third business day before engaging in nay transactions.

For further information and guidance, please refer to our Policy Statement on Securities Trades by Company Personnel, and do not hesitate to contact the Chief Financial Officer’s office.

Remember: ALL transactions in company stock must be pre-cleared by contacting the Chief Financial Officer.